[redacted]

14041876

11/13/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-10533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2013 (MM/DD/YY) AND ENDING 04-30-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 2000, St. Louis, MO 63117
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/17/14

OATH OR AFFIRMATION

I, Robert L. Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K. W. Chambers & Co., as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: January 30, 2017
Commission Number: 13510333

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control required by rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2014

Purk
& Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Auditors' Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of *K.W. Chambers & Co.* (the "Company," a Missouri corporation), which comprise the statement of financial condition as of April 30, 2014, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K.W. Chambers & Co.*, as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Pink & Associates, P.C.

St. Louis, MO
June 25, 2014

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2014

Assets

Cash and cash equivalents	$	86,711
Receivables from brokers or dealers		110,949
Prepaid expenses		38,311
Securities owned, at fair value		3,300
Total Assets	$	239,271

Liabilities and Ownership Equity

Payable to brokers or dealers	$	82,723
Accounts payable and accrued liabilities		1,790
Total Liabilities		84,513
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		124,240
		168,758
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		154,758
Total Liabilities and Ownership Equity	$	239,271

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2014

Revenues		
Commissions	$	78,957
Revenue from sale of investment company shares		1,058,088
Account supervision and investment advisory fees		609
Insurance and other		1,002,216
Total Revenues		2,139,870
Expenses		
Employee compensation and benefits		287,062
Commissions		1,551,064
Other expenses		270,570
Total Expenses		2,108,696
Income Before Income Taxes		31,174
Income Tax Expense		5,696
Net Income	$	25,478

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2014

	Shares of Common Stock Issued	Shares of Common Stock Treasury		Common Stock Issued		Additional Paid-In Capital		Retained Earnings		Treasury Stock		Total Ownership Equity
Balance - May 1, 2013	17,500	(4,500)	$	17,500	$	27,018	$	98,762	$	(14,000)	$	129,280
Net Income	-	-		-		-		25,478		-		25,478
Balance - April 30, 2014	17,500	(4,500)	$	17,500	$	27,018	$	124,240	$	(14,000)	$	154,758

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2014

Cash Flows from Operating Activities		
Net income	$	25,478
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Receivables from brokers or dealers		(62,169)
Prepaid expenses		(3,548)
Payable to brokers or dealers		44,919
Accounts payable and accrued liabilities		(2,697)
Total Adjustments		(23,495)
Net Cash Provided by Operating Activities		1,983
Net Increase in Cash and Cash Equivalents		1,983
Cash and Cash Equivalents - Beginning of Year		84,728
Cash and Cash Equivalents - End of Year	$	86,711
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$	9,662

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Securities

Securities, which consist of warrants, are recorded at cost, which approximates fair value as determined by quoted market prices.

Fair Value Measurements

The Company measures and discloses the fair value of investments in accordance with Financial Accounting Standards Board ("FASB") ASC 820-10, *Fair Value Measurements*. FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines

the fair values of its financial instruments based on the fair value hierarchy established in FASB ASC 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation. The Company had no investments classified as level 3 during fiscal year 2014 or as of April 30, 2014.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company files its income tax returns using the cash basis of accounting.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2014, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year 2014. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 25, 2014.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $113,147 which was $88,147 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. LEASE

The Company leases its office space on a month-to-month basis from an entity related by common ownership. Rent expense was $19,500 for the year ended April 30, 2014.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $380,870 and paid expenses of $167,219 to the related party. Additionally, the Company received $27,156 in rebates from the related party based upon the volume of trades processed and also received $10,945 of interest income from the related party associated with the Company's client account balances.

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the Financial Industry Regulatory Authority ("FINRA"), refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $609.

7. INCOME TAXES

A reconciliation of income tax expense (benefit) computed at the federal statutory rate and the income tax expense for the year ended April 30, 2014, is as follows:

Income Tax Expense (Benefit) at Statutory Rate	$	4,676
Nondeductible Expenses		4,060
State Income Taxes, Net of Federal Benefit		1,948
Accrual to Cash Effect		(3,889)
Other		(1,099)
	$	5,696

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED APRIL 30, 2014

Schedule 1

Computation of Net Capital

Total ownership equity	$	154,758
Deductions and/or changes		
Nonallowable assets		
Prepaid expenses		38,311
Net capital before haircuts on securities positions		116,447
Haircuts on securities positions		3,300
Net capital	$	113,147

Computation of Aggregate Indebtedness

Payable to brokers or dealers	$	82,723
Accounts payable and accrued liabilities		1,790
Total aggregate indebtedness	$	84,513

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	88,147
Percentage of aggregate indebtedness to net capital		75%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2014

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$	84,924
Post-closing adjustments to record:		
Receivables from brokers or dealers		110,949
Payable to brokers or dealers		(82,723)
Other		(3)
Net Capital per above	$	113,147

The Company's net capital of $113,147 is $88,147 in excess of the $25,000 minimum net capital requirement of the National Futures.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Auditors' Report on Internal Control
Required by Rule 17a-5

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplementary information of *K.W. Chambers & Co.* (the "Company"), as of and for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pinks & Associates, P.C.

St. Louis, MO
June 25, 2014

Purk & Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended April 30, 2014, which were agreed to by *K.W. Chambers & Co.*, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). *K.W. Chambers & Co.'s* management is responsible for *K.W. Chambers & Co.'s* compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2014, noting the following exceptions:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$2,028,920	$2,139,870	$(110,950)
2b Total Additions	2,028,920	2,139,870	(110,950)
2c(1)	1,579,517	1,654,019	(74,502)
2c Total Deductions	1,579,517	1,654,019	(74,502)
2d	449,403	485,851	(36,448)
2e	1,124	1,215	(91)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences between adjustments per Form SIPC-7 and the support schedules for listed deductions: revenue from the sale of investment company shares, account supervision and investment advisory fees, revenue from the business of insurance, and other revenue not related to the securities business.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 Supporting Schedule) supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable). There was no overpayment to apply.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Pink & Associates, P.C.

St. Louis, MO
June 25, 2014